April 6, 2004

FOR IMMEDIATE RELEASE	CONTACT: Mel Switzer, Jr.
(707) 935-3200

SONOMA VALLEY BANCORP ANNOUNCES OFFER TO PURCHASE UP TO 100,000
SHARES OF ITS COMMON STOCK AT $35.00 PER SHARE

Sonoma, CA – April 6, 2004 – Sonoma Valley Bancorp (OTC BB — SBNK), announced today that its Board of Directors has approved the initiation of a tender offer by the Company to purchase up to 100,000 shares of its outstanding common stock at a price of $35.00 per share. The tender offer is expected to commence on or about April 6, 2004 and to expire, unless extended, at 2:00 p.m., Pacific Standard Time, on or about May 14, 2004.

Under the tender offer, Sonoma Valley Bancorp shareholders will have the opportunity to tender some or all of their shares at $35.00 per share. If shareholders owning more than 100,000 shares properly tender their shares, Sonoma Valley Bancorp will purchase shares tendered by shareholders, on a pro rata basis, subject to priority to odd lot holders and in accordance with securities laws. Shareholders whose shares are purchased in the offer will be paid $35.00 per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that will be distributed to shareholders.

Mel Switzer, Jr., President of Sonoma Valley Bancorp commented, “The repurchase of our stock is part of our overall plan of maximizing shareholder value. At the same time, our offer provides those who wish to sell shares at a fixed price an opportunity to do so without incurring transaction fees.”

The offer to purchase, letter of transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of Sonoma Valley Bancorp’s common stock.

Neither Sonoma Valley Bancorp, nor its Board of Directors, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, for purchase by the Sonoma Valley Bancorp.

Shareholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents that will be filed by the Company with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov or from the Company. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

This news release includes forward-looking statements, which are not historical facts are and which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Management believes there are benefits to shareholders in making these statements. This forward-looking statement includes, but is not limited to, the Company’s ability to enhance shareholder value. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in the Company’s publicly available Securities and Exchange Commission filings. Sonoma Valley Bancorp(NASDAQ-OTCBB:SBNK) undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.